April 14, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention: Ms. Julie Bell, Staff Attorney

Re:

ToyZap.com, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 12, 2008
File No. 333-146781
Phone Call with Julie Bell, Staff Attorney with the Securities and Exchange Commission, on April 4, 2008

Ladies and Gentlemen:

We are acting as securities counsel to ToyZap.com, Inc., a Texas corporation (the "Company"), in connection with the Registration Statement on Form S-1, including the prospectus included therein (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), for an offering by the Company of up to 2,000,000 shares of common stock, par value $0.001 per share, of the Company. The Registration Statement was originally filed by the Company with the Commission on October 18, 2007, and its file number is 33-146781. An Amendment No. 1 to the Registration Statement was originally filed by the Company with the Commission on January 10, 2008. An Amendment No. 2 to the Registration Statement was originally filed by the Company with the Commission on March 12, 2008.

On April 4, 2008, we spoke with Julie Bell, Staff Attorney with the Commission, regarding the Commission's comments to the Amendment No. 2 to the Registration Statement (the "Phone Call"). In response to the Phone Call, the Company is amending its Registration Statement by filing with the Commission an Amendment No. 3 to the Registration Statement (the "Amendment"). A copy of the Amendment and a marked copy of the Amendment, comparing the Amendment to the Amendment No. 2 to the Registration Statement as filed on March 12, 2008 are included with this letter.

The Company intends for the Amendment to respond to each of the Commission's comments as discussed in the Phone Call. A summary of the Company's responses to the Commission's comments is set forth below.

United States Securities and Exchange Commission
Division of Corporation Finance
April 14, 2008

Cover Page

  In response to the Commission's comments, the Company has revised paragraphs 1 and 5 under "Approximate date of commencement of proposed sale to the public..."

Financial Statements

  In response to the Commission's comments, the Company has revised paragraphs 1 and 3 in the Report of Independent Registered Public Accounting Firm on Page F-1.

  In response to the Commission's comment, the Company has revised the Statements of Cash Flows on page F-7.

Item 27. Exhibits

  In responses to the Commission's comments, the Company is filing revised versions of Exhibits 5.1, 23.1, and 23.2.
Sincerely,

Balestri & Associates

Enclosures